**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 2, 2023**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**ReWalk Robotics Ltd.**

**File No. 001-36612 - CF#36479**

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ReWalk Robotics Ltd. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 29, 2018.

Based on representations by ReWalk Robotics Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2 through May 16, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana Hartz
Chief, Knowledge Management Office